MET INVESTORS SERIES TRUST

AMENDMENT NO. 1 TO THE INVESTMENT SUBADVISORY AGREEMENT

(Pyramis® Government Income Portfolio)

This Amendment No. 1 to the Investment Subadvisory Agreement (the “Agreement”) dated May 1, 2011, by and between MetLife Advisers, LLC, (the “Adviser”), and FIAM LLC (d/b/a Pyramis Global Advisors) (the “Subadviser”) with respect to the Pyramis® Government Income Portfolio, is entered into effective the 1st of January 2016.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A of the Agreement is amended in whole to read as follows:

Percentage of average daily net assets

Pyramis® Government Income Portfolio	0.22% of the first $100 million of such assets plus 0.14% of such assets over $100 million plus 0.10% of such assets over $500 million plus 0.09% of such assets over $1.3 billion

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 1st day of January 2016.

METLIFE ADVISERS, LLC		FIAM LLC

By:	/s/ Kristi Slavin	By:	/s/ Casey M. Condron
	Kristi Slavin	Name: Casey M. Condron
	Senior Vice President	Title: Senior Vice President